FORM 4

           U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed pursuant to Section 16(a) of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
      Section 30(f) of the Investment Company Act of 1940


____    Check this box if no
        longer subject to
        Section 16.  Form 4
        or Form 5 obligations
        may continue.  See
        Instruction 1(b).

1.  Name and Address of Reporting Person
     Golatzki            Thomas         L.
    (Last)               (First)        (Middle)
     NS Group, Inc.
     9th and Lowell Streets
    (Street)
     Newport             KY             41072
    (City)               (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     NS Group, Inc. (NSS)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     ###-##-####

4.   Statement for Month/Year

     April, 1997

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

               Director
          X    Officer (give title) Vice President
               10% Owner
               Other (specify)

7. Individual or Joint/Group Filing (Check applicable line)

     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
     a)Common Stock
     b)Common Stock
     c)Common stock

2.   Transaction Date (Month/Day/Year)
     a)4/22/97
     b)
     c)

3.   Transaction Code (Instr. 8)

     Code            V
     a)M
     b)
     c)

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

     Amount           (A) or (D)      Price
       a)5,000 Shares    A           $3.25/share
       b)
       c)

5.   Amount of Securities Beneficially Owned at End of
     Month (Instr. 3 and 4)

          a)22,400 Shares
          b)2,840 Shares
          c)648 Shares

6.   Ownership Form: Direct (D) or Indirect (I)
     (Inst4. 3 and 4)
          a)D
          b)I
          c)I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
          a)
          b)By NS Group, Inc. Salaried Flexible Compensation
             Plan Trust (as of 3/31/97).
          c)By Newport Steel Corporation Salaried Profit
             Sharing Plan Trust (as of 3/31/97).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security ( Instr.3)
     Incentive Stock Option (right to buy)

2.   Conversion or Exercise of Price of Derivative Security
     $3.25

3.   Transaction Date (Month/Date/Year)
     4/22/97

4.   Transaction Code (Instr. 3,4, and 5)
     M

5.   Number of Derivative Securities Acquired (A) or
     Disposed (D) (Instr. 3,4, and 5)
     (D) 5,000

6.   Date Exercisable and Expiration Date
     (Month/Date/Year)


     Date Exercisable        Expiration Date
     See Note 1               4/22/97

7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)


     Title          Amount or Number of Shares
     Common Stock   5,000

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially
     Owned at End of Month (Instr. 4)
     0

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)


/s/Thomas L. Golatzki
Signature of Reporting Person            Date: May 8, 1997

Explanation of Responses:
Note 1: Exercisable in annual increments of 20% beginning three years after date of grant.